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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                       UNDER THE SECURITIES ACT OF 1934


                             FAXSAV, INCORPORATED
                             --------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  31210L-10-4
                                  -----------
                                (CUSIP Number)

                                 July 27, 1998
                                 -------------
            (Date of Event which Requires Filing of this Statement)

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                                 SCHEDULE 13D

CUSIP No. 31210L-10-4                                Page  1 of 5 Pages
---------------------                                ---------------------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WAYNE CLOSE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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                        7    SOLE VOTING POWER

                             900,000
                        --------------------------------------------------------
                        8    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY               0
 OWNED BY EACH          --------------------------------------------------------
REPORTING PERSON        9    SOLE DISPOSITIVE POWER
     WITH
                             900,000
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     900,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.02%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILING OUT!

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ITEM 1(A)  Name of Issuer

           FAXSAV, INCORPORATED

ITEM 1(B)  Address of Issuer's Principal Executive Offices

           399 THORNALL STREET
           EDISON, NJ  08837

ITEM 2(A)  Name of Person(s) Filing

           WAYNE CLOSE

ITEM 2(B)  Address of Principal Business Office or, if none, residence

           19161 S.E. DEBORA DRIVE
           BORING, OR  97009

ITEM 2(C)  Citizenship

           UNITED STATES

ITEM 2(D)  Title of Class of Securities

           COMMON STOCK, PAR VALUE $0.01

ITEM 2(E)  CUSIP Number

           31210L-10-4

ITEM 3     Source and Amount of Funds

           Securities purchased at an aggregate price of $4,095,000 of which approximately $2,395,000 represents the personal funds of the Reporting Person, and approximately $1,700,000 constitutes consideration borrowed or otherwise obtained for the purpose of effecting the transactions reported herein.

ITEM 4     Purpose of Transaction

           Securities obtained for the individual account of the Reporting Person for investment purposes only. The Reporting Person has no plans to cause the occurrence of events reportable under Item 4.

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ITEM 5     Ownership

           (a)  Amount Beneficially Owned by Reporting Person: 900,000 Shares

           (b)  (i)   Sole power to vote or to direct the vote: 900,000 shares

           (b)  (ii)  Shared power to vote or to direct the vote: 0

           (b)  (iii) Sole power to dispose or to direct the disposition of:
                      900,000 shares

           (b)  (iv)  Shared power to dispose or to direct the disposition of:0

           (c) Transactions within past sixty days: During the period between July 1, l998 and the date of filing, the Reporting Person acquired 900,000 shares of the Common Stock, par value $0.01, of the Issuer at a weighted average price of $4.55 per share through purchases effected by a registered broker or dealer.

           (d)  None.

           (e)  N/A.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                None.

ITEM 7          Material to be Filed as Exhibits

                None.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           8/4/98                                   /s/ Wayne Close
-----------------------------            ---------------------------------------
            Date                                       Signature

                                              Wayne Close/Reporting Person
                                         ---------------------------------------
                                                       Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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